DELAWARE VIP TRUST
Delaware VIP Large Cap Value Series

Supplement to the Series' Prospectuses and Statement of Additional Information dated April 30, 2004



The Board of Trustees unanimously voted to approve changes to the Series' investment objective and policy, which are provided below. As a result, the Board of Trustees of Delaware VIP Large Cap Value Series (the
"Series"), a series of Delaware VIP Trust (the
"Trust") also approved to change the name of the Series to Delaware VIP Value Series; and that the names of Delaware VIP Large Cap
Value Series Service Class and Delaware VIP
Large Cap Value Series Standard Class be changed, respectively, to Delaware VIP
Value Series Service Class and Delaware VIP
Value Series Standard Class. All changes are effective as of July 30, 2004.

The following information replaces the first two paragraphs under the section titled
"OVERVIEW: DELAWARE VIP LARGE
CAP VALUE SERIES" on page 2 of the
Prospectus:

What are the Series' goals?  Delaware VIP
Value Series seeks long-term capital
appreciation. Although the Series will strive to meet its goals, there is no assurance that it will.

What are the Series' main investment
strategies? Under normal circumstances, at least 80% of the Series' net assets will be in investments of large-capitalization companies
(the "80% policy"). The Series currently defines large-capitalization companies as those with market capitalizations of $5 billion or greater at the time of purchase. Typically, we seek to select securities we believe are undervalued in relation to their intrinsic value as indicated by multiple factors, including the earnings and cash flow potential or the asset value of the respective issuers. We also consider a company's plans for future operations on a selective basis. We may sell a security if we no longer believe the security will contribute to meeting the investment objective of the Series.

The Series invests primarily in investments of large-capitalization companies that we believe have long-term capital appreciation potential. We follow a value-oriented investment philosophy in selecting stocks for the Series using a research-intensive approach that considers factors such as:

* Security prices that reflect a market
valuation that is judged to be below the estimated present or future value of the company;
* Favorable earnings growth prospects;
* Expected above-average return on equity and dividend yield;
* The financial condition of the issuer; and
* Various qualitative factors

We may sell a security if it no longer believes the security will contribute to meeting the investment objective of the Series. In considering whether to sell a security, we may evaluate, among other things, the condition of the U.S. economy, the condition of foreign economies, meaningful changes in the issuer's financial condition, and changes in the condition and outlook in the issuer's industry sector.


The following information replaces the first paragraph under the section titled "HOW WE
MANAGE THE SERIES - Our investment
strategies" on page 5 of the Prospectus:

Delaware VIP Value Series invests primarily in investments of large-capitalization companies that we believe have long-term capital appreciation potential. The Series pursues what is generally considered to be a value-oriented investment approach. We may consider valuation characteristics such as security prices that reflect a market valuation that is judged to be below the estimated present or future value of the company, favorable earnings growth prospects, expected above-average return on equity and dividend yield, the financial condition of the issuer and various qualitative factors in seeking stocks we believe are undervalued.

The following information replaces the 11th paragraph under the section titled
"INVESTMENT OBJECTIVES AND
POLICIES" on page 2 of the Statement of
Additional Information:

Delaware VIP Value Series (formerly
Delaware VIP Large Cap Value Series) seeks long-term capital appreciation.

The following information replaces the first paragraph under the section titled
"APPENDIX B - INVESTMENT
OBJECTIVES OF THE FUNDS IN THE
DELAWARE INVESTMENTS FAMILY"
on page 80 of the Statement of Additional
Information:

Delaware VIP Trust offers various funds
available exclusively as funding vehicles for certain insurance company separate accounts.
Delaware VIP Balanced Series seeks a
balance of capital appreciation, income and preservation of capital. As a "balanced" fund, the Series invests at least 25% of its assets in fixed-income securities and the remainder primarily in equity securities. Delaware VIP
Capital Reserves Series seeks a high stable level of current income while minimizing fluctuations in principal by investing in a diversified portfolio of short- and intermediate-term securities. Delaware VIP
Cash Reserve Series is a money market fund which seeks the highest level of income consistent with preservation of capital and liquidity through investments in short-term money market instruments. Delaware VIP
Diversified Income Series seeks high current income and total return. The Series seeks to achieve its objective by using a multi-sector investment approach, investing primarily in three sectors of the fixed income securities markets: high-yield, higher risk securities;
investment grad fixed-income securities; and foreign government and other foreign fixed-income securities. Delaware VIP Emerging
Markets Series seeks to achieve long-term capital appreciation. The Series seeks to achieve its objective by investing primarily in equity securities of issuers located or operating in emerging countries. Delaware
VIP Global Bond Series seeks current income consistent with preservation of principal by investing primarily in fixed-income securities that may also provide the potential for capital appreciation. The Series will invest in fixed-income securities of issuers from at least three different countries, one of which may be the United States. Delaware VIP Growth
Opportunities Series seeks long-term capital appreciation by investing its assets in a diversified portfolio of securities exhibiting the potential for significant growth. Delaware
VIP High Yield Series seeks total return and, as a secondary objective, high current income. It seeks to achieve its objective by investing primarily in high-yield corporate bonds. Delaware VIP International Value
Equity Series seeks long-term growth without undue risk to principal by investing primarily in equity securities of foreign issuers providing the potential for capital appreciation and income. Delaware VIP REIT
Series seeks to achieve maximum long-term total return. Capital appreciation is a secondary objective. It seeks to achieve its objectives by investing in securities of companies primarily engaged in the real estate industry. Delaware VIP Select Growth
Series seeks long-term capital appreciation.
The Series attempts to achieve its investment objective by investing primarily in equity securities of companies of all sizes which the manager believes have the potential for high earnings growth. Delaware VIP Small Cap
Value Series seeks capital appreciation by investing primarily in small cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Delaware VIP
Trend Series seeks long-term capital
appreciation by investing primarily in small cap common stocks and convertible securities of emerging and other growth-oriented companies. Delaware VIP U.S. Growth Series seeks to maximize capital appreciation. The
Series seeks to achieve its objective by investing primarily in stocks of companies of all sizes. We look for stocks with low dividend yields, strong balance sheets and high-expected earnings growth rates as compared to other companies in the same industry. Delaware VIP Value Series seeks long-term capital appreciation. It seeks to achieve its objective by investing primarily in investments of large-capitalization companies that we believe have long-term capital appreciation potential.


This Supplement is dated May 27, 2004.